United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Abacus Life, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00258Y 104

(CUSIP Number)

Gary L. Hagerman, Jr.

c/o East Asset Management, LLC

7777 NW Beacon Square Blvd

Boca Raton, FL 33487

(561) 826-3620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00258Y 104	13D	Page 1 of 10 Pages

1	Names of Reporting Persons Terrence M. Pegula
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,735,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,735,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,735,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.3%
14	Type of Reporting Person IN

CUSIP No. 00258Y 104	13D	Page 2 of 10 Pages

1	Names of Reporting Persons East Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,735,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,735,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,735,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00258Y 104	13D	Page 3 of 10 Pages

1	Names of Reporting Persons East Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,735,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,735,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,735,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00258Y 104	13D	Page 4 of 10 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Abacus Life, Inc. (the “Issuer”), whose principal executive offices are located at 2101 Park Center Drive, Suite 170, Orlando, Florida 32835.

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) Terrence M. Pegula

(2) East Asset Management, LLC

(3) East Sponsor, LLC (“East Sponsor”)

Mr. Pegula is a citizen of the United States. East Sponsor and East Asset Management, LLC, East Sponsor’s managing member, are organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o East Asset Management, LLC, 7777 NW Beacon Square Boulevard, Boca Raton, Florida 33487. East Sponsor, East Asset Management, LLC and Mr. Pegula are principally engaged in the business of investing, including in securities of the Issuer.

During the last five years, none of the Reporting Persons or officers of East Asset Management, LLC (the “Related Persons”) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 1, 2020, East Sponsor purchased 8,625,000 shares of Class B common stock, par value $0.0001 per share, of East Resources Acquisition Company (“ERES”), the predecessor in interest to the Issuer, for an aggregate purchase price of $25,000, or approximately $0.003 per share (such shares, the “Founder Shares”). The Founder Shares included up to an aggregate of 1,125,000 shares subject to forfeiture to the extent that the over-allotment option was not exercised in full or in part by the initial public offering underwriters. In July 2020, East Sponsor transferred 10,000 Founder Shares to Thomas W. Corbett, Jr., one of ERES’ independent directors and a current director of the Issuer. As a result of the underwriters’ election to fully exercise their over-allotment option on August 25, 2020, 1,125,000 Founder Shares became no longer subject to forfeiture.

CUSIP No. 00258Y 104	13D	Page 5 of 10 Pages

In connection with ERES’ initial public offering, on July 27, 2020, East Sponsor also purchased warrants to purchase an aggregate of 8,000,000 shares of Class A common stock, par value $0.0001 per share, of ERES for an aggregate purchase price of approximately $8 million, or $1.00 per warrant (the “Private Placement Warrants”). On August 25, 2020, in connection with the underwriters’ exercise of their over-allotment option in full, East Sponsor also purchased an additional 900,000 Private Placement Warrants for an aggregate purchase price of approximately $900,000, or $1.00 per Private Placement Warrant.

Pursuant to the Warrant Forfeiture Agreement, dated as of June 30, 2023 (the “Warrant Forfeiture Agreement”), by and between ERES and East Sponsor, in connection with the closing of the business combination between ERES and the Issuer (the “Business Combination”), East Sponsor forfeited 1,720,000 of the Private Placement Warrants to ERES.

On June 30, 2023, in connection with the closing of the Business Combination, the Founder Shares automatically converted into 8,625,000 shares of Common Stock of the Issuer (the “Converted Founder Shares”) and the remaining 7,120,000 Private Placement Warrants not subject to the Warrant Forfeiture Agreement automatically converted into private placement warrants of the Issuer (the “Converted Warrants”) to purchase the same number of shares of Common Stock of the Issuer, in each case, for no additional consideration.

Item 4. Purpose of Transaction.

The Subscription Agreement

On June 1, 2020, East Sponsor entered into the Securities Subscription Agreement (the “Subscription Agreement”) with ERES, pursuant to which East Sponsor agreed to subscribe for and purchase, and ERES agreed to issue and sell to East Sponsor, the Founder Shares for a purchase price of $25,000. In July 2020, East Sponsor transferred 10,000 Founder Shares to Thomas W. Corbett, Jr., one of ERES’ independent directors and a current director of the Issuer.

Sponsor Support Agreement

On August 30, 2022, East Sponsor entered into the Sponsor Support Agreement with ERES and the Legacy Companies (as defined below). Pursuant to the Sponsor Support Agreement, East Sponsor, subject to limited exceptions, agreed to a lock-up on its shares of Common Stock following consummation of the Business Combination. Under the lock-up, East Sponsor will not transfer its shares of Common Stock (i) with respect to 15% of the Converted Founder Shares received in the Business Combination, for 180 days after the closing of the Business Combination and (ii) with respect to the remaining 85% of the Converted Founder Shares received in the Business Combination, 24 months after the closing of the Business Combination. East Sponsor has also agreed to a lock-up on the Converted Warrants received in the Business Combination, pursuant to which East Sponsor will not transfer such warrants for 30 days following the closing of the Business Combination.

CUSIP No. 00258Y 104	13D	Page 6 of 10 Pages

The Business Combination Transaction

On June 30, 2023, ERES consummated the Business Combination pursuant to the Agreement and Plan of Merger, dated as of August 30, 2022, as amended on October 14, 2022 and April 20, 2023 (as amended, the “Merger Agreement”), by and among ERES, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC (“LMA”), and Abacus Settlements, LLC (“Legacy Abacus,” together with LMA, “Legacy Companies”). Upon consummation of the Business Combination, the Founder Shares were automatically converted into shares of Common Stock, and the Private Placement Warrants were converted into private placement warrants of the Issuer, in each case, on a one-for-one basis for no additional consideration. Following the consummation of the Business Combination, the Issuer changed its name to “Abacus Life, Inc.”

The Registration Rights Agreement

On June 30, 2023, East Sponsor entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Issuer, certain stockholders of ERES named therein and certain holders of limited liability company interests in the Legacy Companies named therein, pursuant to which, Issuer agreed to file a shelf registration statement with respect to the registrable securities thereunder within 30 days of the closing of the Business Combination. Following the Business Combination, the Issuer is required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Warrant Forfeiture Agreement

On June 30, 2023, East Sponsor entered into the Warrant Forfeiture Agreement with ERES. Pursuant to the Warrant Forfeiture Agreement, in connection with the closing of the Business Combination, East Sponsor forfeited 1,780,000 Private Placement Warrants to ERES.

The foregoing descriptions of the Subscription Agreement, the Sponsor Support Agreement, the Merger Agreement, the Registration Rights Agreement and the Warrant Forfeiture Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Registration Rights Agreement and the Sponsor Support Agreement, market conditions, valuations and other matters, the Reporting Persons may, from time to time and at any time, dispose of any or all of their shares of Common Stock in open market transactions, registered offerings, privately negotiated transactions or otherwise, or engage in any hedging or similar transactions with respect to such securities.

CUSIP No. 00258Y 104	13D	Page 7 of 10 Pages

Subject to the terms of the Registration Rights Agreement and the Sponsor Support Agreement, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”) or other representatives of the Issuer and/or with other holders of securities of the Issuer and, from time to time and at any time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure, control, strategic alternatives, and direction, as well as other potential transactions which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Common Stock; sale or acquisition of assets or business; changes to the capitalization or dividend policy of Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 63,349,823 shares of Common Stock outstanding immediately after the closing of the Business Combination and the additional 7,120,000 shares of Common Stock that would be outstanding upon exercise of the Converted Warrants held by East Sponsor.

CUSIP No. 00258Y 104	13D	Page 8 of 10 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Terrence M. Pegula	15,735,000	22.3%	0	15,735,000	0	15,735,000
East Asset Management, LLC	15,735,000	22.3%	0	15,735,000	0	15,735,000
East Sponsor, LLC	15,735,000	22.3%	0	15,735,000	0	15,735,000

East Sponsor is the record holder of (i) 8,615,000 shares of Common Stock and (ii) 7,180,000 Converted Warrants to purchase the same number of shares of Common Stock that are exercisable within 60 days of the date hereof.

East Asset Management, LLC is the managing member of East Sponsor. Trusts controlled by Mr. Pegula are the sole members of East Asset Management, LLC. As such, Mr. Pegula may be deemed to have or share beneficial ownership of the Common Stock and Converted Warrants held by East Sponsor. Mr. Pegula disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein.

(c)	Except as disclosed in Items 3 and 4 herein, each of the Reporting Persons has not effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, the Subscription Agreement, the Registration Rights Agreement, the Sponsor Support Agreement and the Warrant Forfeiture Agreement and is incorporated herein by reference. The Merger Agreement, the Subscription Agreement, the Registration Rights Agreement, the Sponsor Support Agreement and the Warrant Forfeiture Agreement are attached as exhibits to this Statement and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

CUSIP No. 00258Y 104	13D	Page 9 of 10 Pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated as of August 30, 2022, by and among ERES, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, LMA and Legacy Abacus (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K (File No. 001-39403), filed with the SEC on August 30, 2022).

3	First Amendment to Agreement and Plan of Merger, dated as of October 14, 2022, by and among ERES, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, LMA and Legacy Abacus (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K (File No. 001-39403), filed with the SEC on October 14, 2022).

4	Second Amendment to Agreement and Plan of Merger, dated as of April 20, 2023, by and among ERES, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, LMA and Legacy Abacus (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39403) filed with the SEC on April 20, 2023).

5	Securities Subscription Agreement, dated June 1, 2020, between ERES and East Sponsor (incorporated by reference to Exhibit 10.4 to Issuer’s Registration Statement on Form S-1 (File No. 333-239677), filed with the SEC on July 2, 2020).

6	Sponsor Support Agreement, dated August 30, 2022, by and among East Sponsor, ERES, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, LMA and Legacy Abacus (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K (File No. 001-39403), filed with the SEC on August 30, 2022).

7	Amended and Restated Registration Rights Agreement, dated as of June 30, 2023, by and among Issuer, East Sponsor, certain stockholders of ERES and certain holders of limited liability company interests in the Legacy Companies (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K (File No. 001-39403), filed with the SEC on July 6, 2023).

8	Warrant Forfeiture Agreement, dated as of June 30, 2023, by and among ERES and East Sponsor (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K (File No. 001-39403), filed with the SEC on July 6, 2023).

CUSIP No. 00258Y 104	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2023

Terrence M. Pegula

/s/ Terrence M. Pegula

East Asset Management, LLC

By:	/s/ Gary L. Hagerman, Jr.
Name:	Gary L. Hagerman, Jr.
Title:	Chief Financial Officer and Treasurer

East Sponsor, LLC
By: East Asset Management, LLC, its managing member

By:	/s/ Gary L. Hagerman, Jr.
Name:	Gary L. Hagerman, Jr.
Title:	Chief Financial Officer and Treasurer